Exhibit 99.11

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People
love
brands
choclairs
Squirt
El de toronja
Picnic
Sunkist
CLAMATO
Tomato Cocktail
HEROES
TWIRL
NANTUCKET NECTARS
AGUAFIEL

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at cadbury schweppes we deliver growth by working together to leverage our strengths around the globe

Working together captures the great importance that we place on the role of our colleagues, the respect we have for the contribution they make to the business, and how well we work together as an organisation. Cadbury Schweppes employs thousands of dedicated people around the world who contribute to our success, and we recognise this through encouraging initiative, investing in personal development, providing equal opportunities and rewarding performance, all within a healthy and safe working environment.

Whether on the commercial side developing and extending brands, working in operations, in procurement or manufacturing, communicating with our consumers or selling, at Cadbury Schweppes we’re all in the process of creation. It’s essential to be innovators in product research and development in our supply chain, and routes to market, with consistent investment to guarantee unique taste, quality and value.

driving existing brands and creating new ones is at the very heart of our business

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brands are the essence of our relationship with consumers

Values that we communicate and instil in our products over time make them into brands. Brands that people consume all around the world in their millions. The role those brands play in our consumers’ lives is what distinguishes them from competitors’. Whether it’s Dr Pepper in the US or Cadbury’s Dairy Milk in the UK, these relationships are very special.

how consumers feel about our brands

Liking is not enough, that’s why we use love as a quintessentially powerful expression of the way that people feel about Cadbury Schweppes brands, capturing the affection, the importance, the character, the unique relationship that consumers have with them. Our consumers can be anybody, from any age, anywhere in the world.

Our consumers’ needs have to be met, and it’s then that the relationship they have formed with a brand through experience and implicit trust in quality and taste determines and drives the purchasing decision.

	01	Highlights of the Year
	02	Our brands
	04	Chairman’s Statement
	06	Chief Executive Officer’s Review
	10	Geographic Overview
	12	Acquisition of Adams
	14	Industry Overview
	16	Corporate and Social Responsibility
	18	Directors and Group Secretary
	20	Summary Report of the Directors
	22	Summary Report on Directors’ Remuneration
	28	Summary Financial Review and
Financial Statements
	35	Independent Auditors’ Statement
	36	US GAAP Information
	38	Shareholder Information

“Sunkist” is a registered trade mark of Sunkist Growers, Inc.

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Financial Highlights		2002	2001	%

Sales	£m	5,298	4,960	+7
Underlying Operating Profit*†	£m	1,041	992	+5
Underlying Profit Before Tax*	£m	935	886	+6
Underlying EPS*	pence	32.0	30.0	+7
Basic EPS	pence	27.4	27.0	+1

Dividends per share	pence	11.5	11.0	+5

Free Cash Flow	£m	315	397

*Excludes goodwill amortisation, major restructuring charges and disposal gains/losses (see page 32 for a reconciliation to operating profit)
†Includes associates

1Constant currency growth excludes the impact of exchange rate movements during the year.

2002 Annual Review Cadbury Schweppes 1

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Our brands
7up
Maynard's
WINE
GUMS
SOUR
PATCH
Softmints
Schweppes
TONIC WATER
Dr Pepper
Bassett's
LIQUORICE
ALLSORTS

2 Cadbury Schweppes Annual Review 2002

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HAWAIIAN PUNCH
MOTT'S
SANS SUCRE
HOLLYWOOD
TORNADO
La Casera
Flake

Cadbury Schweppes is a major international beverage and confectionery company, selling much loved brands in almost 200 countries worldwide. Here we show some of our top selling brands.

Roses
Cadbury's
DAIRY MILK
SNAPPLE APPLE
Snapple
JUICE DRINK

2002 Annual Review Cadbury Schweppes 3

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Chairman’s Statement

Overview
2002 was another good year for Cadbury Schweppes with the Group once again exceeding its financial targets for both underlying earnings growth and free cash flow generation. A significant feature of the year was the performance of our core confectionery operations which grew strongly, benefiting from the high levels of investment in recent years in growth and efficiency projects. Acquisitions continued to strengthen the business, and the proposed acquisition of Adams will make Cadbury Schweppes the world’s leading confectionery business.

In December, it was announced that I would retire from the Board at the AGM in May. Subsequent Board level appointments have set in train a planned process of management changes which will position the Company strongly for the future.

Performance
Sales at £5.3 billion were 7% higher than last year or 10% excluding the impact of exchange rates. Like-for-like sales grew 3%, with recent acquisitions contributing 7%, the most notable of these being Orangina and La Casera, both in Europe.

Underlying operating profit before restructuring and goodwill amortisation rose 5% and at constant currency the growth was 9%, with the base business contributing 4% and acquisitions 5%.

The acquisition of lower margin full system businesses impacted Group operating margins with margins decreasing from 18.8% to 18.5%. Excluding acquisitions, margins increased by twenty basis points to 19.0%.

Underlying pre-tax profit rose by 7% to £935 million with restructuring at the same level as last year. Underlying earnings per share at 32.0p were also up 7% on last year. At constant exchange rates, underlying EPS was up 11% and the business generated free cash flow of £315 million, both in line with our stated targets.

Dividends
The Board has recommended a final dividend of 8.0 pence up from 7.65 pence in the prior year. This brings the total dividend for 2002 to 11.5 pence, an increase of 5% over 2001, which is broadly in line with the growth in underlying earnings per share.

The Board
My retirement at the end of my three year term as Chairman marks a new phase in the development of your company.

John Sunderland, currently Chief Executive Officer, will become Chairman in May 2003 and Roger Carr, currently Cadbury Schweppes’ Senior Independent Director, will become Deputy Chairman. John Sunderland will be Executive Chairman until August 2005 and thereafter, Non-Executive Chairman. In December, Todd Stitzer, previously Chief Strategy Officer, was appointed as Deputy Chief Executive with immediate effect, assuming the role of Chief Executive Officer in May 2003.

In addition to this, in mid-February 2003, the Group announced changes to its senior management team and organisational structure which are covered in more detail in John Sunderland’s review.

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The Board is delighted that John has accepted the role as Chairman. We believe it is in the interests of the Company and its shareholders that his extensive knowledge of the Group and experience is retained. Todd Stitzer has an outstanding track record, both as Chief Strategy Officer and prior to that .

and wish him well

Colleagues
On behalf of the Board, I would like to thank everyone at Cadbury Schweppes for all their contributions in 2002, both in driving the existing business forward and developing it for the future.

have some impact on our achievement against targets for the year. However, we are confident that, in the acquisition of Adams and the management and organisational changes, we are laying down firm foundations for continued growth and the creation of shareowner value.

DC Bonham

as President and Chief Executive Officer of Dr Pepper/Seven Up.

Subsequently, John Brock, Chief Operating Officer of Cadbury Schweppes since 2000, resigned from the Board in December. On behalf of the Board and his colleagues, I would like to thank John for his significant contribution to the success of our business over the years

Looking Ahead
2003 has started satisfactorily despite the broader economic uncertainty. While we expect good performances from most of our businesses in 2003, the combination of changes to the distribution arrangements for 7 UP in the US and the consolidation of the Adams acquisition from March, will

2002 Annual Review Cadbury Schweppes 5

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Chief Executive Officer’s Review

2002 was a good year for cadbury schweppes. it was the sixth successive year in which we exceeded our two key financial targets of double-digit growth in underlying earnings per share and the generation of more than £300m of free cash flow.

In 2002 underlying earnings per share at constant exchange rates rose 11% and free cash flow generation was £315 million. Underlying operating profit also passed £1 billion for the first time.

Exchange rates have had a significant impact this year and diluted the 11% earnings per share growth to 7%, mainly because of the weakening of the US dollar against sterling.

Overall, we had an excellent year in terms of volume growth from our key confectionery businesses and satisfactory profit delivery. Our beverage business produced solid profit performances, driven mainly from efficiency. Our results were slightly diluted by trading performance in two confectionery businesses, namely China and the Americas, and the introduction of a new IT system (Project PROBE) into our food and beverage operation in Australia.

In confectionery, despite the problems in China and the Americas, our business overall grew like-for-like volumes at 3%. It has been really gratifying to see our growth programme starting to deliver throughout our confectionery portfolio.

After years of relatively flat growth our confectionery business in Australia has now recorded three successive years of

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increasing volume growth, namely 5, 6 and 7% respectively. This is a very encouraging trend in its implications for the development of our broader confectionery business. It has been driven by opening up new channels of distribution, innovation and more focused commercial programmes.

In the United Kingdom, with the integration of Cadbury and Trebor Bassett completed, we saw a truly outstanding performance from the new company with momentum accelerating throughout the year. Volume growth for the full year was 6% with chocolate up 8% and sugar 4%, driven by the same types of programmes as those adopted in Australia. We have not seen these levels of growth in decades and they led directly to an increase in our market share of 1 1/2 points.

Finally, our European Confectionery and Africa, India and Middle East businesses also performed very well, contributing to a very good year for confectionery.

In beverages we saw solid profit results from North America and Europe driven by acquisitions and efficiency improvements. In the USA we saw an improving performance from the Dr Pepper brand including the successful launch of Red Fusion. Most other brands performed satisfactorily although franchise transfers did impact overall volume performance at Dr Pepper/Seven Up. After a slow first half we saw strong second half volume growth from Snapple of 3%.

Europe performed well as it absorbed the major acquisitions of La Casera and Orangina in Spain and France respectively. Efficiency gains drove a satisfactory set of profit results.

Mott’s had a strong finish to the year with Clamato up 8% in the US. Hawaiian Punch, the brand which has shown outstanding growth since we acquired it, performed well again, recording an increase in 2002 of 26%. Our Mexico business also performed extremely well.

Acquisitions
Our strategy over the last six years has been to focus on developing robust and sustainable regional positions in the markets in which we operate. 2002 saw the further development of this programme with a series of acquisitions in both beverages and confectionery.

On the beverage side:
•	in February we acquired Squirt in Mexico, adding a major brand to our soft drinks stable in that market;
•	in May the addition of Nantucket Nectars further consolidated our US still beverage business and in particular the Snapple Beverage Group;
•	then finally in November we purchased full control of the Apollinaris & Schweppes business in Germany, another step in the development of our European beverages business.

In our confectionery businesses:
•	in February we bought out most of the minority shareholders in Cadbury India in what is one of our key developing markets;
•	in May we acquired the majority interest in Kent which, though based in Turkey, has significant export trade with its surrounding countries; it will play a major part in our expanding European confectionery business;

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Chief Executive Officer’s Review

•	in September we acquired Dandy in Denmark, which brought us gum leadership in several markets and consolidated our position as No. 2 in the overall European gum market.

The total sum expended on these and other value creating acquisitions during the year amounted to £628 million. In their first year all are operating in line with expectation, a reflection of the considerable acquisition and integration experience which our management team has developed over the past few years.

Finally, in December we made a successful offer to purchase the Adams confectionery business which will make Cadbury Schweppes the world’s leading confectionery company. Fuller details of this are described on pages 12 and 13.

Robust and Sustainable Operations
We have sought to achieve robustness and sustainability in our operating regions through organic growth as well as acquisition. Our strategy has been to make our positions in these markets more competitive through developing stronger business platforms whilst simultaneously broadening our participation and thereby reducing our dependence on carbonated beverages and chocolate.

Six years ago our beverage business had 77% of its sales in carbonated beverages and operated on a global basis. The sale of our minor businesses and the use of those funds for acquisitions has changed our geographic and market portfolio significantly. We now have a broad participation in refreshment beverages with still drinks, juices and water comprising almost half of our total portfolio alongside carbonated soft drinks.

Today we operate in three main geographies – North America, Europe and Australia – and in key markets we have pushed our market shares closer to 20%.

The story in confectionery has been similar. We have evolved from a dominant reliance on chocolate to one where soon we will have a full range of confectionery products encompassing chocolate, sugar, medicated and functional confectionery and gum. Post the completion of the Adams acquisition Cadbury Schweppes will not just be the world’s leading confectionery company, it will also hold the No. 1 position in sugar confectionery, the No. 1 in functional confectionery and be a strong No. 2 in gum.

At the same time our geographic reliance on Europe and the old Commonwealth markets has reduced significantly. We will be a global operator in a very strong competitive position with huge potential to cross-sell our different portfolios in the great variety of markets in which we will be operating.

People and Organisation
In May I become Chairman and Todd Stitzer Chief Executive Officer. These changes, plus the acquisition of Adams, have presented an opportunity for us to restructure our management organisation.

The new organisation we have announced will be simpler, clarify accountability and enable swifter decision-making. We have reduced the number of our major business units from ten (nine Cadbury Schweppes plus Adams) to five operating regions. These five will be supported by five staff functions and this new global leadership team of ten key executives will report to the Chief Executive Officer and drive our growth and efficiency programmes, as well as the various integration programmes in which we will be engaged.

The five new regions are:
•	Americas Beverages, where it is our ultimate intention to combine our Mott’s, Snapple and Dr Pepper/Seven Up businesses into one new refreshment beverages company. This will present considerable cost savings, but also revenue growth opportunities as we broaden our distribution reach across the full range of the combined portfolios.

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•	Americas Confectionery: this will combine our existing operations in Canada, the US and Argentina with the Adams confectionery companies in the Americas. Over 70% of Adams business comes from this region.
•	Europe, Middle East and Africa Confectionery: this will be our major confectionery operation combining our Great Britain & Ireland, European and the majority of our current Africa, India and Middle East business units.
•	European Beverages: this region will remain largely unchanged.
•	Asia Pacific: this region already combines our beverage and confectionery operations in this part of the world and will be adding India and Pakistan to it.

These changes are already effective.

Cadbury Schweppes has always placed great importance on the recruitment, development and promotion of colleagues. This phase of our succession planning has engendered promotion opportunities throughout our organisation and will energise the new team reporting to Todd Stitzer as they take on the challenges of integrating and growing our businesses.

The continuing strength of our management team is reflected in Cadbury Schweppes’ inclusion for the fifth year in a row as one of the top ten best managed companies in the UK, as compiled by Management Today, and seen our promotion to No. 2 in this poll.

Outlook
2003 will see an increased level of integration activity but also create a new platform upon which we can build for the future. The year has started satisfactorily and we look forward with confidence to our unceasing challenge to grow the value of Cadbury Schweppes for all our shareowners.

John Sunderland

2002 Annual Review Cadbury Schweppes 9

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Geographic Overview

our products continue to sell in their billions around the world and throughout the year

North America Beverage sales rose by 3% to £1.8 billion and operating profits by 1% to £548 million (“operating profit” refers to Group operating profit before major restructuring costs, and amortisation of goodwill. This is the measure of profit or loss for each reportable segment used by management, as analysed in the Analysis of Results on page 30.) compared to £541 million in 2001. At constant exchange rates (“constant exchange rates” refer to 2001 and 2002 sales or operating profit translated at 2002 average exchange rates), sales and operating profits rose by 7% and 6% respectively. Excluding acquisitions and at constant exchange rates, sales grew 2% and operating profits by 4%.

Volumes for the region increased by 6% driven by growth in still drinks, innovation in carbonated soft drinks (primarily Red Fusion from Dr Pepper) and acquisitions. On a like-for-like basis, volumes were flat with the second half seeing a modest increase following a 0.6% decline in the first half of the year. The like-for-like volume performance was impacted by the termination of certain of Dr Pepper/Seven Up’s distribution arrangements, which primarily affected 7 UP and Hawaiian Punch during the year. Excluding the impact of these terminations, it is estimated that like-for-like volume growth would have been around 1% higher in the region in 2002. After a slow start to the year, Dr Pepper volumes improved as the year progressed, benefiting both from the implementation of the “volume impact programme” which drove incremental profit and volume through more focused and innovative brand marketing programmes and the launch of Red Fusion in the third quarter. Overall, Dr Pepper volumes for the year were flat. 7 UP volumes fell 7% due to continued weakness in the lemon-lime category, bottling transfers and intense competition. In the fourth quarter, dnL was launched with encouraging initial results. The still drinks portfolio continued to show growth (+4.4%) with strong performances from Hawaiian Punch through Mott’s (+26%)and from Clamato (+8%). Core brand Snapple improved through the year with full year volumes up 3.5%.

Sales in the Europe Beverages region grew by 39% to £717 million and operating profits by 54% to £140 million. Excluding exchange rate movements, sales increased by 40% and operating profits by 56%. Recent acquisitions were a significant contributor to the increase in overall sales and operating profit, notably Orangina in France, La Casera in Spain and Squirt in Mexico.

Like-for-like sales growth of 3% was impacted by unseasonably poor summer weather in Southern Europe, while a 22% increase in operating profits (on the same basis) benefited from efficiency gains in France. Mexico had another excellent year with strong growth in volumes, sales and profits.

The integration of recent acquisitions is on track, although Orangina’s performance in France was impacted by weak and competitive market conditions.

In Europe Confectionery, sales increased by 7% to £1,546 million and operating profits by 17% to £247 million. The impact of exchange rate movements was negligible.

Overall performance of the region benefited from the major investments made in growth and efficiency initiatives in recent years. The Group saw strong results from the key markets in the UK, France, Poland and Russia and recovery in the smaller markets, notably Spain.

Cadbury Trebor Bassett in the UK had an excellent year with performance exceeding expectation. Branded volumes grew by 6% with strong growth in chocolate led by moulded and a recovery in sugar volumes in the second half. Marketing investment was 10% higher with spend focused on a fewer number of core lines and the highly successful sponsorship of the Commonwealth Games. The business performed strongly during the Christmas season and more innovation is planned around core brands in 2003.

Elsewhere in Europe, France benefited from continued growth in gum, a recovery in its chocolate business and the integration of the previously separate gum, sugar and chocolate commercial functions. Cadbury Wedel in Poland produced good results in a difficult market through positive movements in

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price and mix and efficiency gains. Russia made a modest profit for the full year.

In September the acquisition was completed of Dandy in Denmark, the No. 2 gum business in Europe. The integration of Dandy into the Group is proceeding as planned.

Americas Confectionery operating profits fell by 54% to £20 million. Sales fell by 19% from £312 million in 2001 to £252 million in 2002. Adverse currency movements, most notably the Argentinean peso against sterling, had a significant impact on overall sales (£59 million) and operating profit (£5 million). At constant exchange rates sales fell by less than 1% and operating profits by 43%.

2002 was a challenging year for the Americas Confectionery region with significant shortfalls seen in the Canadian and Argentinean businesses.

In the US, while Jaret’s sales grew by 1%, margins fell as a result of higher trade investment and marketing investment. In Canada, Cadbury Trebor Allan’s (“CTAI”) volumes fell 7% as a result of significant destocking in the trade during the year, most notably in the last quarter. However, sales by retailers to consumers were ahead year-on-year and CTAI gained share in both chocolate and sugar. Together, profits from Jaret and CTAI were £12 million lower year-on-year.

In Argentina, the economic crisis led to a 13% shortfall in volumes and a halving of profits in local currency. However, the business performed ahead of expectation for the year as a whole and remains in profit.

In the Asia Pacific region sales grew by 3%

to £642 million while operating profits were 9% lower at £99 million. Positive exchange rate movements contributed 1% to sales and operating profits. Another record year for our Australian and New Zealand confectionery businesses was diluted by weaker performances in the chocolate business in China and the food and beverages business in Australia.

Our confectionery business in Australia and New Zealand continued to perform well with a double-digit increase in operating profit driven by a 7% increase in volumes. Performance was driven by moulded chocolate with encouraging results in the sugar business following the launch of Trebor 24/7 and Pascall’s brand rejuvenation. 2002 is the third consecutive year of mid-single digit volume gains seen in ANZ confectionery as it continues to reap the benefits of sustained investment in brand development and increased availability.

Cadbury China had a difficult year with a significant reversal in profits after a number of very successful years of growth. The shortfall was principally related to the combination of falling consumer demand for chocolate confectionery and the trade reducing levels of stock holdings. The combination of these factors was estimated to have cost the business nearly £8 million.

In October, the new business processes and systems programme (PROBE) was implemented in the food and beverage business in Australia, the first in a staged roll-out programme around the Group. While the majority of the system worked well, there were start-up problems with the logistics and distribution modules that severely impacted the ability of the business to deliver at the start of the key summer selling season. It is estimated that the combination of lost revenues and increased costs was around £10 million, all of which fell in the last quarter of the year. These problems are now resolved.

Sales and operating profits in the Africa, India and Middle East region (“AIM”) increased by 8% and 27% to £320 million and £44 million respectively or by 23% and 46% at constant exchange rates.

2002 was another outstanding year in the AIM region with all major markets performing strongly. In South Africa, the turnaround seen in the confectionery business continued, driven by recovery in the sugar business. In India, increased distribution and availability combined with the launch of Chocki – liquid chocolate in a tube – drove both category growth and market share. The launch of a low cost range of moulded Cadbury countlines in Egypt contributed to double-digit sales and profits growth.

In May, the acquisition of a majority interest in Kent was completed for £70 million. Kent is the leading sugar confectionery business in Turkey. Profits were in line with expectations.

Central and Other
Central costs increased to a net £115 million in 2002, compared with £101 million in 2001. This reflected the continued investment in a number of central initiatives including Project PROBE with the first business unit implementing the system in late 2002. In addition, the Group continues to expand its global procurement team which was created in 2001 to better leverage the Group’s purchasing power.

2002 Annual Review Cadbury Schweppes 11

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HALLS
MENTHO-LYPTUS
HALLS
MENTHO-LYPTUS
CHERRY
HALLS
MENTHO-LYPTUS
HALLS
MENTHO-LYPTUS
EXTRA STRENGTH
ICE BLUE

acquisition of adams

adams brings scale, access to faster growing confectionery sectors and substantial value creation opportunities.

Scale

We will be the world No. 1 in overall confectionery, the world No. 1 in sugar confectionery, the world No. 1 in functional confectionery and a very strong No. 2 in gum. Our combined product portfolios will create the **only** global confectionery business able to meet the full range of consumers' confectionery needs – chocolate, sugar and gum.

North, Central and South America constitute 75% of Adams' sales. It is also represented in a number of developing markets, principally Latin America, but also Europe, Africa, the Middle East and Asia. This strongly complements our leading confectionery businesses in the Commonwealth and Europe. Maximising our combined distribution power will significantly benefit sales.

Leadership of Global Confectionery and Higher Growth Functional Confectionery

2001 $ Share	Total	Chocolate	Sugar	Gum	Functional
CS/Adams	**9.7%**	**7.7%**	**6.9%**	**25.9%**	**25.5%**
Mars	9.4%	15.9%	2.7%	–	1.0%
Nestlé	9.0%	14.3%	4.1%	–	0.6%
Hershey	6.4%	8.9%	3.3%	2.9%	3.1%
Kraft	5.3%	7.3%	4.5%	–	2.1%
Wrigley	3.8%	–	–	30.6%	20.9%
Perfetti	1.9%	–	4.0%	3.7%	5.8%
Lotte	1.7%	–	–	7.3%	4.8%
Retail $bn sales	100	53	35	**12**	**10**
CAGR* '98–'01	2.1%	1.6%	2.5%	**2.7%**	**5.2%**

*Volume growth. Source: Euromonitor.

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Bubblicious
SAVAGE SOUR APPLE

Dentyne
ice
Peppermint
12 PIECES
Sugarless Gum

Adams Has a Powerful Brand Portfolio

2001 Contribution to Adams' Sales

1 Halls 27%
2 Trident 22%
3 Bubbas 11%
4 Dentyne 11%
5 Clorets 9%
6 Chiclets 6%
7 Other 14%

1
2
3
4
5
6
7

Source: Euromonitor, Management Information.

Adams Has a Broad Geographic Footprint

2001 Sales

1 US 33%
2 Canada 7%
3 Mexico/Caribbean 20%
4 Latin America 15%
5 Europe/Mid East 14%
6 Asia 11%

1
2
3
4
5
6

Source: Management Information.

Growth

Four power brands account for over 70% of Adams' sales; Halls, Trident and Dentyne gum and the "Bubbas" bubblegum range give us the No. 1 sugar confectionery brand in the world, the No. 1 chewing gum brand and the No. 1 bubblegum brand. These brands have been growing on a constant currency basis at 9% for the last two years.

- Halls, the leading global sugar confectionery brand, is also the number one medicated confectionery brand, with retail sales of nearly $700 million.
- Trident is currently the best selling chewing gum and sugarfree gum in the world. With the US accounting for over a third of its $861 million sales, it has been growing at 15% p.a. during 2000 and 2001. Innovations include Recaldent, a gum which remineralises teeth and Trident White, a tooth whitening product.
- The Dentyne brand has been growing at 18% p.a. during 2000 and 2001, mainly in North America. Dentyne Ice is the leading intense-flavoured chewing gum in North America. It capitalises on an increasing trend among young consumers for strong flavours as a way of achieving fresh breath and social confidence.
- The "Bubbas" range is particularly strong in Latin America. Bubbaloo gum is the number one bubblegum brand in the world.

Value Creation

Adams also brings clear value creation opportunities. By improving underlying trends in the base business, extracting significant cost reduction synergies and growing incremental sales through the cross-selling of our respective portfolios where each has the strongest route to market, we expect to be earning a positive return on the capital invested in this acquisition by 2006.

We have chosen to fund the acquisition through debt financing. The strongly cash generative qualities of our business and ability to pay down this debt relatively quickly make this the most effective method of enhancing value for our shareowners.

Integration

In preparation for the completion of Adams, we have been working for some time on the integration process required to ensure a smooth transition.

WINTERGREEN
Trident
White
WHITENS TEETH
12 PIECES SUGARLESS GUM

2002 Annual Review **Cadbury Schweppes** 13

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Industry Overview

Apollinaris
The Queen of Table Waters
MIT KOHLENSÄURE

we are privileged to live in what is, by and large, an increasingly democratic world. democracies empower individuals with the freedom to choose the way they live, the way they work, what they consume.

Business is an essential and vibrant part of any democratic society and that same freedom of choice enables business to play its critical role in wealth creation. Business produces goods in relation to which consumers express choices, it provides employment and earned wealth for its employees, it pays taxes, which support governments' agendas. And ultimately, it rewards its shareowners, many of which are the large institutions, which provide life insurance, look after our savings and provide for our retirement.

SANS SUCRE
HOLLYWOOD
Chewing Gum
TORNADO
Parfum CHLOROLYPTUS

The consumer's freedom of choice is a particularly important driver in the fast-moving and highly competitive consumer goods industry in which Cadbury Schweppes operates. Our products are purchased daily in their millions around the world and unless we consistently offer quality, value and satisfaction we know that our consumers will switch allegiance.

Our products fulfil a broad range of needs. Our beverages satisfy the physiological need for liquid replenishment, they quench thirsts, provide refreshment and taste, and reflect the lifestyles of our consumers. Our confectionery offers energy replenishment, taste indulgence, reward and gifting opportunities.

These fundamental needs are catered for in a range of products, which offer a huge variety of ingredients and packaging styles. Variety is important. In our business, freedom of choice means the freedom to seek new combinations of old favourites but also new experiences.

Old favourites are those products which, through familiarity, use, and our own communication with consumers about them have become brands. Brands exist only in the minds of our consumers. They are old friends with whom they have special relationships. This makes protection of their reputation an essential ingredient of our long-term success.

New experiences are the domain of innovation. All manufacturers are constantly seeking new ways to satisfy the consumer's willingness to try new things, to experiment, to seek fresh pleasures. Failure to perform in the arena of innovation can have consequences as severe as the failure to maintain the integrity of established brands.

Consequently, whenever we develop a new product we have to build consumer awareness through advertising and promotion. Consumers want to be informed, whether to be reminded of their feelings about established favourites or to be told of the new delights available for their delectation!

After choice comes access to our products. Our job is to make our products as widely available as possible, to ensure that they are always within an arm's reach of an impulse as much as a considered decision to buy. To achieve this, we work with our customers in many trade channels.

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Cadbury's
Brunch

How well we do all of the above determines how successful we are. How successful we are, in turn, translates into long-term value creation for our shareowners.

If the consumer's right to **choose** is a given, so too is our **responsibility** to that consumer.

Businesses do not operate in a vacuum; they have wider obligations. As responsible members of the community, they are ideally placed to help in society's evolution, through education, through involvement in and support for the communities in which they operate, through a positive environmental impact.

Just as we recognise the primacy of our shareowners, so are we conscious of our responsibilities to our other stakeholders.

It is often said that companies that don't stand for anything will fall for anything. Good businesses, on the other hand, have clear values determining everything they do, and are characterised by good governance.

The Cadbury Schweppes' Statement of Purpose and Values provides the operating framework for our strategic intent and the manner in which we conduct our business in today's world.

Snapple
a natural source of ENERGY+
elements
Spark
with ginseng, bee pollen & guarana
MANDARIN CARROT

It says who we are and spells out our core purpose, our governing objective, our financial targets, our strategy, our management process, our obligations to all our stakeholders and our values and behaviours.

This operating framework enables our colleagues to respond to all day-to-day business issues within a consistent and coherent set of business principles.

Whatever the challenge – eradicating harmful working practices in the cocoa-growing industry and providing agri-guidance and improving community infrastructure in the cocoa-growing regions; or working with governments and other interested bodies to recognise the importance of education and information in promoting a healthy lifestyle and sensible diets in combating the growing tendency to obesity – all these can be addressed in the knowledge that they will be applied within a clear set of operating guidelines.

Our active involvement in a wide range of initiatives proves that freedom and responsibility are no more mutually contradictory in the food and drink industry than they are in any other part of our complex lives.

2002 Annual Review **Cadbury Schweppes** 15

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Corporate and Social Responsibility

corporate social responsibility remains – and has always been – a core part of our business philosophy. we are enabled, not hindered, by our heritage.

As we grow our business around the world, in markets new and old, we face greater international competition, risk and uncertainty, as well as increasing expectations for the highest standards of business integrity.

Our challenge is to show that growth in economic value for our shareowners is compatible with an increased accountability for social and environmental performance.

To meet this, we are actively implementing **policies** and **processes** that clearly align business growth with a strong sense of our obligations to society. We are clear about our fundamental **values** as a foundation of enduring business standards around the world.

Just as important are **action** and **innovation**: including broadening stakeholder engagement and communication; identifying appropriate performance indicators; and professionalism in implementation.

Working Together

The active involvement of people is key to delivering that promise. Both within our company and across stakeholder communities, inclusivity, engagement and communication are defining characteristics of our approach.

Corporate and Social Responsibility Board Committee: established two years ago and chaired by Non-Executive Director, Baroness Wilcox, it provides policy guidance and clarity of purpose in managing our impacts on society.

Our management teams and their people: these provide leadership and inspire others. During 2002, all businesses have affirmed their commitment to Our Business Principles, our updated Code of Values and the framework for behaviour across the Group.

Our bottlers, customers and other supply chain partners: all are important in helping create brands that people love.

Consumers and wider stakeholders: have high expectations of us and the ways in which we manage our environmental and social impacts.

Ethical Trading

We continue to work with our supply chain partners, sharing knowledge and technical advice to help them assure quality and ethical standards. During 2002 our pilot study programme visited Indonesia and China to meet local suppliers of raw materials, as well as other local stakeholders and international agencies, to review potential ethical risks.

On an industry-wide basis, good progress was made in addressing reported issues of harmful child labour on cocoa farms in West Africa. Following independent surveys in the region, the global industry coalition is now working with local organisations in Cote d'Ivoire, Ghana and neighbouring countries to assist farming communities. Cadbury Schweppes serves on the board of the multi-stakeholder International Cocoa Initiative which is putting in place a system of public certification for the growing of cocoa without harmful child labour.

Neil Makin, External Affairs Director, visiting an Indonesian cocoa farm.

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Community
Our tradition of community investment remains grounded in a conviction that prosperous, educated and socially inclusive communities are good for business.

A new programme, "Growing Community Value Around the World" encourages all our businesses, large and small, to build community activity as a part of mainstream business activity. Our priority theme is encouraging enterprise in education, because we know that an enterprising culture helps all parts of society.

"Our progress has been recognised by our continuing inclusion in FTSE4Good and the Dow Jones Sustainability Indexes."

We encourage colleagues to become involved in a wide range of education, health and welfare, or environmental activities. This year we are again recognising outstanding employee achievement through our Chairman's Community Award.

During 2002, the value of our UK community contributions was around 2.2% of our UK pre-tax profits.

People
Our Core Purpose – "working together to create brands people love" – reinforces our belief that our people, through their engagement with other stakeholders, create value for our business. The confirmation of the Core Purpose has provided a new opportunity to engage with colleagues building on our tradition of consulting on developments and changes within the business.

It is our people who make all the difference to our success and we place great emphasis on encouraging their contribution and helping individuals realise their full potential. The Cadbury Schweppes team has grown significantly this year as a result of our acquisitions and we welcome the varied talents of the people in these new businesses. We look forward to the diversity and fresh perspectives they will bring.

John Sunderland, Chair of the CS Foundation, and Gary Ridgeway, a CTB employee, visit a school participating in the Young Enterprise Primary Programme.

Environment
Across our operations, good business performance and responsible environmental management go hand in hand. Our approach covers every aspect of our business: from manufacturing processes to the distribution, sale and consumption of our products; as well as the raw materials and the ecosystems that provide them.

We regularly measure ourselves against performance targets, and look for continuous improvement, particularly in the key areas of air emissions; water, energy and materials conservation; wastewater treatment; solid waste and packaging management; and soil and groundwater protection.

This year we have updated our Environmental, Health and Safety Report.

Brands People Love
Our confectionery, beverages and other products are safe and wholesome, delicious and enjoyable. We ensure consumer advice, information and labelling are of the highest industry standards. It's a question of trust.

For that reason our CSR agenda now reflects a growing consumer interest on issues of diet, nutrition and healthy lifestyle, and the way our brands are marketed, especially to children.

We always demonstrate a willingness to listen and engage with concerns. With bodies such as the International Business Leaders Forum, we are helping build partnerships with health organisations to contribute to a more integrated approach to diet, physical activity and good health.

Measuring Progress
We are keen to track progress based on key CSR performance indicators and work with industry bodies such as the Food and Drink Federation and partner organisations such as the Global Reporting Initiative, the Institute of Business Ethics, Business in the Community and the Centre for Tomorrow's Company to seek out best practice and opportunities for continuous improvement.

We are pleased that our progress has been recognised by our continuing inclusion in FTSE4Good and the Dow Jones Sustainability Indexes. We continue to make good progress in the Business in the Environment Index, and were voted Britain's Most Admired Company for Community and Environmental Responsibility in Management Today magazine.

We look forward to being able to report further progress in our next CSR Report, to be published in 2004. Further updates are made available on our website www.cadburyschweppes.com

2002 Annual Review **Cadbury Schweppes** 17

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Directors and Group Secretary

1 D C Bonham
Chairman (until 8 May 2003)
Appointed a Director in March 2000 and Chairman in May 2000. He is also Chairman of Imperial Tobacco Group PLC and CamAxys Group plc and is a non-executive director of Marconi plc and TXU Corporation. He joined Hanson plc in 1971, where he held the post of Deputy Chairman between 1993 and 1997. Between 1995 and 1999 he also held senior positions with The Energy Group plc and Newsquest plc. Age 59.

2 J M Sunderland
Chief Executive Officer (Executive Chairman designate)
Appointed as Chief Executive Officer in March 2000 having served as Group Chief Executive since September 1996. Appointed a Director in May 1993. Joined Cadbury Schweppes in 1968 and held a succession of senior positions in the UK and overseas. In 1987 he was a founding Director of Coca-Cola & Schweppes Beverages Ltd and in 1989 was appointed as Managing Director of the UK Sugar Confectionery Division. He is also a non-executive director of the Rank Group Plc, President of both The Incorporated Society of British Advertisers and The UK Food & Drink Federation and a trustee of Industry in Education. Will succeed D C Bonham as Chairman in May 2003. Age 57.

3 H T Stitzer
Deputy Chief Executive Officer
(Chief Executive Officer designate)
Appointed to the Board as Chief Strategy Officer in March 2000 and appointed as Deputy Chief Executive Officer in December 2002. He joined Cadbury Schweppes North America in 1983 after practising law for several years in a large New York law firm, becoming Vice President and General Counsel in 1988. From 1991 to 1993 he was Group Development Director responsible for strategic planning and external development. He subsequently held a number of senior sales, marketing and general management roles, culminating in his appointment as President and Chief Executive Officer of Dr Pepper/Seven Up, Inc from 1997 to 2000. Will succeed J M Sunderland as Chief Executive Officer in May 2003. Age 50.

4 D J Kappler
Chief Financial Officer
Appointed as Group Finance Director in January 1995 and as Chief Financial Officer in March 2000. He worked for the Group between 1965 and 1984 and rejoined in 1989, following the acquisition of the Trebor Group of which he was Finance Director. From 1989 to 1995 he held a number of senior positions related to the Group’s confectionery interests, including Director of Corporate Finance. He is also a non-executive director of HMV Group plc. Age 55.

5 R J Stack
Chief Human Resources Officer
Appointed to the Board as Group Human Resources Director in May 1996. He joined Cadbury Beverages in the US in 1990, following appointments with Bristol-Myers and the American Can Company. In 1992 he was appointed Group Director, Strategic Human Resources Management and led executive development for the Company. In March 2000 he was appointed as Chief Human Resources Officer, and corporate external affairs were added to his responsibilities. Since October 2002, he has also been responsible for corporate communications. Age 52.

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6 R M Carr
Senior Independent Non-Executive (Deputy Chairman designate)
Appointed a Director in January 2001. He is the senior independent director of Six Continents PLC, a non-executive director of Centrica plc and a Senior Advisor to Kohlberg Kravis Roberts Co. Ltd. He is also a member of the Industrial Development Advisory Board, a member of the CBI Council and a Fellow of the Royal Society for the encouragement of Arts, Manufactures and Commerce. He was Chairman of Chubb plc until December 2002 and between 1984 and 2000, he held a number of senior positions with Williams PLC and Thames Water Plc. Age 56.

7 Baroness Wilcox
Non-Executive
Appointed a Director in March 1997. She is also a non-executive director of Carpetright plc, a Member of the House of Lords, President of both the National Federation of Consumer Groups and the Institute of Trading Standards, a member of the Governing Body of the Institute of Food Research and is on the Council of the Foundation for Science and Technology. She was Chairman of the National Consumer Council between 1990 and 1995. Age 62.

8 D A R Thompson
Non-Executive
Appointed a Director in March 1998. He joined The Boots Company PLC in 1966 where he held a number of senior finance positions, including Deputy Chief Executive and Finance Director, before his retirement in September 2002. Appointed Deputy Chairman of the Nottingham Building Society in May 2002. Age 60.

9 Dr W C G Berndt
Non-Executive
Appointed a Director in January 2002. He is also a director of GfK AG, a German-based global market research company, and non-executive Chairman of Institute for the Future, a US-based think tank. He joined The Procter & Gamble Co. in 1967, holding a number of increasingly senior brand and general management positions in Europe, North and South America, culminating in his appointment as President, North America in 1995 and President, Global Fabric & Home Care in 1999. He retired in September 2001. Age 60

10 R S Braddock
Non-Executive
Appointed a Director in June 1997. He is Chairman of Priceline.com and a director of Eastman Kodak Company and Lincoln Center for the Performing Arts. He held a number of senior positions with Citicorp/Citibank, NA and Medco Containment Services, Inc. between 1973 and 1993. Age 61.

Group Secretary and Chief Legal Officer
11 M A C Clark
Appointed as Group Secretary and Chief Legal Officer in May 1988. He joined the Group in 1980 and served as Senior Vice-President, General Counsel and Secretary of Cadbury Schweppes Inc. prior to his current appointment. He is also a director of Camelot Group plc. Age 55.

2002 Annual Review Cadbury Schweppes 19

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Summary Report of the Directors

Principal Activities
The principal activities of the Group are the manufacture and distribution for sale of branded beverages and confectionery and related foods, supplied through wholesale and retail outlets of the confectionery, licensed, catering and grocery trades in almost 200 countries worldwide. The Group is focused on the beverages and confectionery businesses, two closely related consumer markets, and manages an extensive portfolio of brands.

Business Review
The Chairman’s Statement, the Chief Executive Officer’s Review, and the Summary Financial Review and Financial Statements on pages 4 and 5, 6 to 9 and 28 to 34 inclusive, report on the Group’s activities during the year, its position at the year-end and during the first part of 2003 and the Group’s likely future development. Acquisitions, disposals and changes in investments are detailed in the Operating and Financial Review in the Report & Accounts and Form 20-F.

Turnover and Profit
Turnover amounted to £5,298 million (2001: £4,960 million). Profit on ordinary activities before taxation amounted to £830 million (2001: £813 million).

Dividends
The Directors recommend a final dividend of 8.00p per ordinary share (2001: 7.65p) to be paid on 23 May 2003 to ordinary shareholders on the register on 25 April 2003. An interim dividend of 3.5p was paid on 18 October 2002, which makes a total of 11.5p net per ordinary share for the year (2001: 11.0p). Ordinary dividends paid and recommended amount to £230 million (2001: £222 million).

A Dividend Reinvestment Plan (“DRIP”) is in operation, details of which appear on page 39.

Directors
The names of the Directors, together with brief biographical details, are set out on pages 18 and 19. The changes to the Board of Directors during the year were as follows:

Dr W C G Berndt was appointed as a Director on 16 January 2002 Dr F B Humer resigned as a Director on 17 January 2002 J F Brock resigned as a Director on 19 December 2002

At the Annual General Meeting to be held on 8 May 2003, D C Bonham, R J Stack and H T Stitzer will retire by rotation in accordance with Article 90 of the Articles of Association. R J Stack and H T Stitzer, being eligible, will offer themselves for re-appointment. R J Stack and H T Stitzer have service contracts with the Company

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which are terminable by the Company giving one year’s notice. Such contracts terminate automatically at the normal retirement age of 60 years. D C Bonham does not intend to seek re-appointment as a Director at the Annual General Meeting.

Directors' Share Interests and Substantial Shareholdings
The interests of the Directors holding office during the year in the share capital of the Company at the beginning of the year, 31 December 2001 (or date of appointment if later), and the end of the year, 29 December 2002 (or date of resignation if earlier), are detailed in the Report on Directors’ Remuneration.

Charitable and Political Contributions
The Company is a member of The PerCent Club and during the year contributions within the UK to charities or equivalent organisations through corporate giving or as part of the activity of UK operating companies amounted to £2.6 million (2001: £1.8 million). In accordance with the Political Parties, Elections and Referendums Act 2000, the Company did not make any political contributions in 2002.

Employees
The Group has developed a number of employment policies to enable it to achieve its commercial objectives and to meet the needs of its customers. These policies, which include recruitment, learning and development, employee involvement and consultation, pay and benefits and financial participation, are adapted to ensure that they achieve local ownership by the business units through sensitivity to the culture and society of each country in which the Group operates. The Group values diversity and is committed to provide equal opportunities to individuals within its businesses worldwide, in all aspects of employment.

Corporate Governance Statement
The Board's policy is to manage the affairs of the Group in accordance with the most appropriate standards of good corporate governance. In 2002 and up to the date of this report, the Company fully complied with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code on Corporate Governance. A detailed statement of how the Company applies the principles and complies with the provisions of the Combined Code is set out in the Report & Accounts and Form 20-F.

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Summary Report on Directors’ Remuneration

Remuneration Policy
The policy of the Remuneration Committee is to ensure that the remuneration practices of the Company are competitive, thereby enabling the Company to attract and retain high calibre executives and at the same time protect the interests of shareholders. These policies apply for 2003 and are expected to apply for subsequent financial periods (subject to the proposed review of reward arrangements mentioned below). The percentage of each of the Executive Directors’ overall pay which is dependent on performance is substantial and has increased over recent years and the overall reward structure is designed to be competitive for an international confectionery and beverages company.

The reward structure for Executive Directors now provides:
(a)	basic salaries which are competitive against the appropriate comparators;
(b)	annual incentives which directly support the achievement of Managing for Value (“MFV”) operating targets and, through the Bonus Share Retention Plan, encourage Directors’ shareholdings;
(c)	long-term incentives which are directly aligned with the MFV objective as:
	–	rewards from executive share options only arise from increases in value;
	–	the Long Term Incentive Plan rewards Directors only when shareholder returns are in the top half of the comparator group;
(d)	a contract notice period of one year under Directors’ service agreements; and
(e)	pension arrangements.

The ways in which these components apply to the Executive Directors, collectively and individually, are summarised in the sections of this Report set out below.

The Company has adopted voluntary guidelines to encourage share ownership by senior managers. These guidelines call for Executive Directors to hold shares in the Company equivalent to four times annual basic salary.

The current remuneration policy was last reviewed in 2000 and it has served the Company well in enabling it to attract, motivate and incentivise senior executives of the calibre required to drive the business forward.

One of the key principles established in 2000 was that the Company should have a reward structure in place that would be appropriate and competitive in all of the locations in which Cadbury Schweppes operates. This is important to the business because, although the top team comprises executives from a number of different national backgrounds, the senior executive group should be encouraged to perform and also be incentivised as a cohesive team. Since the remuneration policy was last reviewed, the extent of the Company’s activities outside the UK has increased and continues to increase. In 2002, the Americas contributed over 60% of operating profit and we expect this to increase in the future, following the completion of the acquisition of Adams. There are also aspects of the existing package which some shareholders may consider to be out of line with their preferred practices and, consequently, the Board and Committee are undertaking a thorough review of the total reward arrangements in place for Executive Directors and other senior executives of the Group during 2003. Our intention is to consult with shareholders during the latter half of this year and present proposals for change at the 2004 Annual General Meeting. In the meantime, the current reward arrangements described in the balance of this report will continue to apply.

Salaries for Executive Directors
In setting the basic salary of each Director, the Remuneration Committee takes into account market competitiveness and the performance of each individual Director,

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together with any changes in position or responsibility. This structure is consistent with the reward structure in place for executives below board level, and that paid by comparable companies.

Annual Incentive Plan
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. Awards are based on financial tests subject to appropriate adjustments as determined by the Remuneration Committee. The 2002 Annual Incentive Plan awards reflected the growth in Group Economic Profit, which was the key performance measure, and in Group Net Sales Value.

The target incentive award for an Executive Director is 60% of basic salary. However, in the case of exceptional results the annual incentive payment may increase up to a maximum of twice the target. Incentive awards to Executive Directors for 2001 and 2002 averaged 56% and 49%, respectively of basic salary. Annual incentive awards to Directors are pensionable up to 20% of basic salary for UK Directors and up to 100% for US Directors.

Bonus Share Retention Plan
The Bonus Share Retention Plan (“BSRP”) enables participants to invest all or part of their Annual Incentive Plan award and receive such award in the form of Cadbury Schweppes ordinary shares (“deferred shares”) rather than cash.

All shares under the BSRP are purchased in the market and held in trust until the end of the three year period. At the end of the period the Company will provide participants with three additional shares for every five deferred shares. If a participant leaves the Company during the three year period, the participant forfeits part of the additional shares and in certain cases it is possible that all of the additional shares and the deferred shares may be forfeited. The BSRP is available to a group of approximately 180 senior executives and aims to encourage participants to reinvest a cash award into the Company’s shares.

Long Term Incentive Plan
The Long Term Incentive Plan (“LTIP”) was introduced in 1997 and revised in 2000 to be better aligned with the Company's reward philosophy. In particular, because of the reintroduction of share options, the maximum value of an award was reduced from 100% to 80% of basic salary. Participation in the LTIP is at the discretion of the Remuneration Committee. In 2002, grants for the 2002-2004 performance cycle were made to 31 senior executives, including five Executive Directors. Details of the Executive Directors’ LTIP interests are set out in the Report on Directors’ Remuneration contained in the Company’s Report & Accounts and Form 20-F.

The LTIP operates over a three year performance cycle with a new cycle starting each year. An award consists of the contingent right to receive an amount equal to the market value, at the end of each performance cycle, of a designated number of ordinary shares. The maximum number of ordinary shares which can be released in respect of each performance cycle is calculated using 80% of the participant’s basic salary at the start of the performance cycle and the share price at that time.

Each award is subject to objective performance criteria determined by the Remuneration Committee. The current performance criteria are based on total shareholder return (that is, share price growth plus re-invested dividends) (“TSR”) and a minimum requirement that the growth in the Company’s underlying earnings

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Summary Report on Directors’ Remuneration

per share over the performance cycle exceeds the rate of inflation over the same period by at least 2% per annum compound. A relative TSR measure ensures executives will only be rewarded if the Company’s market performance is greater than the median of comparable companies. Earnings per share was chosen as it ensures awards vest when underlying performance of the business is sound. For LTIP cycles prior to that for 2001-2003, meeting the performance criteria for the TSR measure and earnings per share measurement of 2% growth resulted in the vesting of Part I of the award, and meeting the requirement for growth in the Company’s earnings per share of 4% resulted in the vesting of Part II of the award. For the 2001-2003 cycle onwards, the whole award depends only on meeting the TSR and earnings per share performance criteria for Part I. If the performance criteria are not satisfied in the initial 3-year performance period, the vesting of the award will be deferred on an annual basis for up to three years. The same performance tests would be applied over four, five or six years (for example, comparing the performance in 2000 with that in 2004, 2005 or 2006) and if the performance test is not met after year six the award will lapse.

The Company’s TSR over each performance cycle is compared with a weighted average TSR performance of a peer group of both UK and non-UK fast moving consumer goods companies (weighted 75% and 25% respectively). These companies have been selected to reflect the global nature of the Company’s business.

TSR performance must be at the 50th percentile of the peer group to earn the minimum of 50% of the award. Above this percentile the awards increase on a straight line basis. For performance at or above the 80th percentile the award will be earned in full.

All of the LTIP award is paid in ordinary shares at the end of the performance cycle. One half of these shares is placed in trust and released two years later, assuming that the participant’s employment with the Group has not been terminated for cause during that period. During the deferral period, participants accumulate dividend equivalents on shares held in trust which are paid at the end of the deferral period.

Share Options
Under the Share Option Plan 1994, 1,750,000 option grants over ordinary shares of 12.5p each were made to Executive Directors in 2002, details of which are set out in the Report & Accounts and Form 20-F.

Consistent with best practice, it is the Remuneration Committee’s intention that grants will continue to be made annually, including to Executive Directors, in the future. Such grants will normally be within a range equivalent to between two times and four times salary. The Remuneration Committee, in making option grants, sets the performance target to be achieved before such options can be exercised. Options cannot be exercised unless and until the percentage growth in the Company’s underlying earnings per share over a period of three consecutive financial years has exceeded the rate of inflation over the same period by at least 2% per annum compound. This criterion was chosen to ensure options can only be exercised when the underlying performance of the business is sound.

Retirement Benefits
The Company operates a number of retirement programmes throughout the world. Pension benefits reflect local competitive conditions and legal requirements.

J M Sunderland and D J Kappler participate in the UK pension arrangements. J F Brock, who resigned as a Director on 19 December 2002 and as an employee

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on 29 December 2002, R J Stack and H T Stitzer participate in the US pension arrangements.

In the UK, annual incentive awards of up to 20% of basic salary are pensionable. Given the large proportion of total remuneration which is variable pay, the Remuneration Committee considers that it is appropriate for a proportion of such pay to be pensionable. Pension arrangements in the US provide that all of any incentive awards under the Annual Incentive Plan are pensionable and the pensionability of such incentive awards in the UK and US is consistent with long standing arrangements for the Company’s other senior executives.

Service Contracts
The Company’s policy on the duration of Directors’ service contracts (which are only entered into with Executive Directors) is that such contracts should expire in the year in which the Executive Director reaches sixty years of age. Notice periods do not exceed one year.

If any Executive Director’s employment is terminated without cause, or if the Director resigns for good reason (as defined in the contract) other than following a change of control, payment of twice basic salary would be made. Such payment would be less than one year’s total remuneration on which a termination payment would otherwise be based. Termination payments of twice total remuneration would be made if within two years of a change of control, the Executive Director’s employment was terminated without cause, or if the Director resigned for good reason (as defined in the contract). Service contracts are an important part of the overall remuneration package and change in control provisions are common for major US public companies.

The Remuneration Committee believes that the current form of contract, which incorporates these terms, will assist the Company in motivating and retaining key executives and also in attracting other senior executives from an increasingly global and competitive marketplace. The Committee will, however, keep this and further developments under review.

All the Executive Directors who served during the year have service contracts with the Company on these terms. These contracts can be terminated by the Company at any time on twelve months’ notice or will otherwise expire in the year in which the Director reaches sixty years of age.

The service contracts of R J Stack and H T Stitzer, who are proposed for re-election at the next Annual General Meeting, contain the terms outlined above. In addition, under their secondment arrangements, R J Stack and H T Stitzer are entitled to six months’ employment with their employing company in their home country if there are no suitable opportunities for them when their secondments end.

Performance Graph
The following graph showing the Company's performance measured by total shareholder return (“TSR”) for the five years to 29 December 2002, compared with the TSR performance of the FTSE 100 companies over the same period, has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. Total shareholder return is share price growth plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted.

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Summary Report on Directors’ Remuneration

	2002	2001
Directors’ Remuneration Summary	£000	£000

Total remuneration:
Fees as Directors	450	452
Salaries and other benefits	3,710	3,980
Annual Incentive Plan/BSRP	1,944	2,326
LTIP awards (a)	589	1,550
Gains made on exercise of share options	1,224	215
Payments for former Directors or their dependants:
Compensation for loss of office and other benefits (b)	701	–
Payments for accrued benefits on cessation of employment (b)	632	–
LTIP award paid in shares (a)	16	394
Pensions	26	25

The highest paid Director was J F Brock: £3,092,000 (2001: J F Brock: £2,320,000).
(a) The LTIP awards for 2002 relate to Part II of the 2000-2002 cycle which was earned in 2002.
(b) J F Brock resigned from the Board on 19 December 2002.
(c) The Directors’ entitlement to retirement benefits are referred to on page 24. Full details are contained in the Report & Accounts and Form 20-F on pages 49 and 54.

Emoluments and Compensation for Loss of Office
					Compensation	Payments
		Total			for loss of	for accrued
		Annual			office and	benefits on
	Basic	Incentives/	Cash	Other	other	cessation	2002	2001
	Salary/Fees	BSRP(f)	Allowances	Benefits	benefits (h)	of employ-	Total	Total
	£000	£000	£000	£000	£000	ment (h)	£000	£000

D C Bonham (a)	225	–	–	–	–	–	225	225
J M Sunderland	793	645	28	18	–	–	1,484	1,418
J F Brock (b)(g)	643	305	198	201	701	632	2,680	1,770
D J Kappler	451	364	28	1	–	–	844	826
R J Stack (g)	383	289	132	112	–	–	916	899
H T Stitzer (g)	450	341	137	135	–	–	1,063	1,393
Dr W C G Berndt (c)	31	–	–	–	–	–	31	–
R S Braddock	79	–	–	–	–	–	79	71
R M Carr	33	–	–	–	–	–	33	29
Dr F B Humer (d)	2	–	–	–	–	–	2	41
D A R Thompson	40	–	–	–	–	–	40	38
Sir John Whitehead (e)	–	–	–	–	–	–	–	11
Baroness Wilcox	40	–	–	–	–	–	40	37

Total	3,170	1,944	523	467	701	632	7,410	6,758

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(a)	In addition, the Company contributed £23,000 in relation to office and secretarial costs for D C Bonham.
(b)	J F Brock resigned on 19 December 2002.
(c)	Dr W C G Berndt was appointed on 16 January 2002.
(d)	Dr F B Humer resigned on 17 January 2002.
(e)	Sir John Whitehead retired on 3 May 2001.
(f)	These awards cover the Annual Incentive Plan/BSRP. All the participating Directors have elected to receive their awards under the Annual Incentive Plan in the form of shares under the terms of the BSRP, as described on page 23.
(g)	Allowances and benefits include housing and other expatriate allowances. Such arrangements are necessary to ensure that the Company’s senior management is not penalised financially by accepting roles of an international nature which result in higher costs and taxation than could have been the case if they had remained in their home country.
(h)	The Company agreed to a payment of $985,000 (£655,714) to J F Brock (equal to one year's basic salary) as compensation for loss of office. Also included under “Compensation for loss of office and other benefits” is an amount of £45,485 for accommodation costs and legal fees paid on his behalf. Under his service contract J F Brock is entitled to liquidated damages equal to twice his basic salary if his contract is terminated without cause or if he resigns for good reason. The Remuneration Committee considered that the payment of one year's basic salary represented reasonable mitigation under the circumstances. See page 25 for a description of Service Contracts. Following the cessation of his employment the Company also provided J F Brock with 161,538 shares in satisfaction of his LTIP awards under Part I of the 2000-2002 cycle, the 2001-2003 cycle and the 2002-2004 cycle. The share awards for the 2001-2003 and 2002-2004 cycles were pro-rated based on his leaving date. The value of all these shares at the mid-market price of £3.91 per share on 30 December 2002 is included under the column above entitled “Payments for accrued benefits on cessation of employment”. In accordance with the BSRP rules following his resignation the Company also released to him 364,661 shares (with a value of £1,425,824 based on the mid-market price of £3.91 per share on 30 December 2002) in satisfaction of his basic and matching awards, such matching shares being calculated on a pro-rata basis up to his date of leaving, and 86,918 shares (with a value of £339,849 based on the mid-market price of £3.91 per share on 30 December 2002) in satisfaction of his LTIP awards held in trust. The BSRP shares are based on his Annual Incentive Plan awards for 1999, 2000 and 2001 and were disclosed as part of his remuneration in the Company’s report and accounts for each of those years. The LTIP awards held in trust were similarly disclosed in the report and accounts for 2000 and 2001. In addition, J F Brock’s award of £132,000 under Part II of the 2000-2002 cycle of the LTIP will vest in March 2003 and he will receive the whole of the award, paid in shares, immediately. The transfer value of J F Brock’s accrued pension is £5.431 million. The actuary of the US Retirement Plans has confirmed that there has been no augmentation to his retirement benefits on his leaving the Company.

Directors' Shareholdings	As at	As at
	31 December 2001	29 December 2002
Interests of the Directors in the Company’s ordinary shares	(or date of	(or date of
of 12.5p each	appointment if later)	resignation if earlier)

Dr W C G Berndt (a)	–	30,476
D C Bonham	12,000	20,652
R S Braddock	16,000	22,424
J F Brock (b)	811,290	896,038
R M Carr	2,000	4,634
Dr F B Humer (c)	2,086	2,086
D J Kappler	574,858	738,368
R J Stack	513,229	602,406
H T Stitzer	243,612	336,366
J M Sunderland	925,894	1,069,435
D A R Thompson	13,639	16,884
Baroness Wilcox	8,673	10,682

	3,123,281	3,750,451

(a)	Dr W C G Berndt was appointed on 16 January 2002. (b) J F Brock resigned on 19 December 2002.
(c)	Dr F B Humer resigned on 17 January 2002. (d) Directors’ holdings of ordinary shares include shares held in trust under both the LTIP and the BSRP.

2002 Annual Review Cadbury Schweppes 27

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Summary Financial Review and Financial Statements

david kappler, chief financial officer, summarises
the operating and financial performance of the
group in 2002.

Performance Measurement
The Group has defined three key medium term financial performance targets under the Managing for Value (“MFV”) agenda.

Two of these are measures of the internal results of the Group. The first of these measures is based on earnings per share (“EPS”). The table below isolates the impact of major restructuring costs, goodwill amortisation and profits and losses on disposals on EPS. The result is a 7% increase in underlying EPS. Excluding the impact of exchange rate movements, underlying EPS growth was 11%. This exceeded the Group’s performance target of at least 10% earnings growth for the period 2001 to 2004.

Earnings per share

	2002	2001	%
	pence	pence	increase

Basic EPS	27.4	27.0	1
Adjust for:
Goodwill amortisation	3.2	2.3
Profit on disposal of fixed assets, investments
and subsidiaries, net of tax and minorities	(0.5)	(1.4)
Major restructuring costs, net of tax	1.9	2.1

Underlying EPS	32.0	30.0	7

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Free cash flow was £315 million in 2002 and exceeded the Group’s second performance target of £300 million free cash flow (see table below). Free cash flow is the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust. Although free cash flow was lower than in the previous year, the Group remains strongly cash generative, reflecting the high margin and cash generative nature of the Group’s business. The decrease in the Group’s free cash flow in 2002 compared with 2001 was largely driven by the impact of adverse exchange rate movements and a higher level of capital expenditure. The Group believes that by maintaining controls on working capital it will be able to maximise cash delivery.

Free Cash Flow

	2002	2001
	£m	£m

Cash flow from operating activities and associates	1,109	1,139
Net capital expenditure (a)	(251)	(233)
Taxation, returns on investments and servicing
of finance	(320)	(295)
Ordinary dividends	(223)	(214)

Free cash flow	315	397

(a) excluding sale or purchase of shares by the Employee Trust.

The Group’s third target relates to Total Shareholder Return (“TSR”). In 2002, the Group changed the target from an absolute measure of doubling TSR every four years, to a relative measure of top quartile TSR performance against a range of international consumer goods companies over a rolling four year period. The relative measure of TSR growth is considered more appropriate given the significant influence of macro economic and political factors on the performance of the world stock markets and thus Cadbury Schweppes’ share price.

In 2002 the Group’s TSR performance was second quartile relative to the stated peer group, over this rolling four year period. This performance puts Cadbury Schweppes in line with, or above, our closest peers in the international consumer foods group.

An overview of the Group’s results is given in the following table, which highlights the effects of acquisitions and disposals and exchange rates to show turnover and operating profit growth of 3% and 4% respectively from continuing operations. The Group’s operating profit in 2002 was £983 million, a 6% increase in operating profit over 2001 of £930 million. This increase was driven by the solid profit performance in North America Beverages and strong growth in Europe Confectionery, (particularly Cadbury Trebor Bassett), Asia Pacific confectionery and several emerging markets. The Group’s overall operating margin was 18.5% which was marginally below last year’s 18.8% due to the increase in proportion of non-franchise business. On a like-for-like basis the operating margin would have been 19.0%.

2002 Annual Review Cadbury Schweppes 29

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Summary Financial Review and Financial Statements

Analysis of Results

		Exchange	Acquisitions/	Organic
	2001	effects	disposals (a)	growth	2002
	£m	£m	£m	£m	£m

Turnover – Continuing Operations	4,960	(179)	364	153	5,298

Change %		(3)	7	3	7

Operating profit (b)
North America Beverages	541	(23)	9	21	548
Europe Beverages	91	(1)	30	20	140
Europe Confectionery	212	–	3	32	247
Americas Confectionery	44	(5)	–	(19)	20
Asia Pacific	109	1	–	(11)	99
Africa, India and Middle East	34	(6)	6	10	44
Central and Other	(101)	–	–	(14)	(115)

Operating profit (b)	930	(34)	48	39	983

Change %		(3)	5	4	6

Goodwill amortisation	(46)	–	(18)	–	(64)
Restructuring costs	(53)	–	–	–	(53)

Group operating profit	831	(34)	30	39	866

(a)	Includes full year impact of prior year and current year acquisitions
(b)	From continuing operations and before major restructuring costs and goodwill amortisation

The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2002 compared with 2001, the biggest exchange rate impact on the Group’s results was the 4% weakening of the US dollar. The Canadian dollar also weakened 5%, the South African rand by 26%, and the Mexican peso by 7%. These were very slightly offset by the 1% improvement in the value of the euro. Overall the impact of exchange rate movements on the Group was adverse and therefore turnover and operating profit were £179 million, and £34 million lower respectively than would have been the case had the exchange rates prevailing during 2001 been applied.

General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 3% range. In certain developing markets the rate of inflation was higher than this range, but the impact was generally not significant to the Group results.

Acquisitions and Disposals
The Group continued to acquire businesses in 2002. The largest of these acquisitions was Dandy, a Danish chewing gum company with operations in Denmark, Scandinavia, the Benelux Countries and Russia. The Group completed this acquisition in September 2002 for £222 million.

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There were four other large acquisitions during the year. Squirt, a Mexican soft drinks brand in February 2002; a 65% equity share in Kent, a Turkish sugar confectionery company for £70 million in May 2002; Nantucket Allserve, Inc., a US premium beverage company in May 2002; and the remaining 72% of Apollinaris & Schweppes, the Group’s German beverage associate, for £115 million in November 2002.

The Group also increased its share holding in two existing group companies. The Group purchased 44% of the outstanding shares of Cadbury India throughout the year for £111 million, which increased the Group’s ownership to over 94%, and acquired a further 6% of its associate, Cadbury Nigeria. The Group now owns 46% of Cadbury Nigeria. Overall £518 million of goodwill and intangible assets arose on acquisitions during the year.

The disposals during the year were beverage brands in Indonesia and 25% of the Group’s holding in Camelot Group plc, to reduce the overall Group ownership to 20%. The net profit on disposals of subsidiaries and investments was £3 million

In addition the Group announced on 17 December 2002 that it had signed an agreement to purchase the Adams confectionery business from Pfizer Inc. for US$4.2 billion (£2.7 billion). The acquisition price includes US$450 million for expected tax benefits. The acquisition is expected to close by the end of the first quarter 2003.

Group Profit and Loss Account for the 52 weeks ended 29 December 2002

	2002	2001
	£m	£m

Turnover	5,298	4,960
Operating costs
Trading expenses	(4,315)	(4,030)
Goodwill amortisation	(64)	(40)
Major restructuring costs	(53)	(53)
	(4,432)	(4,129)

Group Operating Profit	866	831
Share of operating profit in associates	58	57

Total Operating Profit including associates	924	888
Profit on disposal of fixed assets	9	–
Profit on sale of subsidiaries and investments	3	31

Profit on Ordinary Activities before interest	936	919
Net interest	(106)	(106)

Profit on Ordinary Activities before Taxation	830	813
Taxation
– On operating profit, associates and interest	(253)	(240)
– On profit on sale of fixed assets, subsidiaries and investments	(2)	(1)

	(255)	241

Profit on Ordinary Activities after Taxation	575	572
Equity minority interests	(3)	(5)
Non-equity minority interests	(24)	(25)

Profit for the Financial Year	548	542
Dividends paid and proposed to ordinary shareholders	(230)	(222)

Profit Retained for the Financial Year	318	320

The total remuneration, including gains on exercises of executive options, of the Directors was £9,250,000 (2001: £8,523,000).

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Summary Financial Review and Financial Statements

A reconciliation of the Total Operating Profit to Underlying Operating Profit is provided below:

	2002	2001
	£m	£m

Total Operating Profit including associates	924	888
Add: major restructuring costs	53	53
Add: share of major restructuring costs in associates	–	5
Add: goodwill amortisation	64	46

Underlying operating profit including associates	1,041	992

Major Restructuring Costs
The 2002 results included £53 million in expenditure on major restructuring activities, £42 million of which related to integrating acquired businesses into the Group and £11 million of which related to the ongoing business.

The main acquisition integration restructuring schemes during 2002 were the integration of Orangina into Schweppes France (£13 million), the integration of La Casera into Schweppes Spain (£10 million) and the integration of Hollywood into Cadbury France (£10 million). The costs of these three restructuring schemes were mainly redundancy related. The costs of the other acquisition restructuring schemes were the integration of Nantucket into Snapple which were a mixture of redundancy and production transfer costs (£5 million), and acquisition-related restructuring projects in respect of the Lion Nathan, Mother Earth, and Dandy acquisitions (£4 million).

The £11 million of restructuring in the ongoing business related mainly to redundancy costs in certain operations. Included within the total restructuring charge of £53 million are £38 million of redundancy costs.

Interest & Taxation
The overall interest charge for the Group in 2002 remained the same as 2001 at £106 million. This consists of the interest charge arising in Group companies, and the Group’s share of interest in associates.

In 2002 the net interest charge arising in Group companies increased slightly by £3 million to £86 million. This reflected the increased borrowings as a result of the Group’s ongoing acquisition programme, mitigated by falls in global interest rates. This increased Group charge was offset by a fall in the Group’s share of associate interest, which fell by £3 million to £20 million, as a result of exchange rate movements. Overall interest cover rose slightly from 8.4 times in 2001 to 8.7 times in 2002. Interest cover is defined as total operating profit divided by net interest charge.

The Group’s effective tax rate (excluding tax on disposals of fixed assets, subsidiaries and investments) increased to 30.9% from 30.6% in 2001. £2 million tax was payable on the disposal gains in 2002.

Dividends
The total dividend for 2002 of 11.5 pence per share was 5% higher than in 2001 and represents underlying dividend cover of 2.8 times. Further dividend information for shareholders is given in Shareholder Information on pages 38 and 39.

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Marketing and Capital Expenditure
Total marketing expenditure in 2002 was £547 million (2001: £505 million); at constant exchange rates this was an increase of 12% over total marketing spend in 2001. The Group’s marketing to sales ratio increased to 10.3% (2001:10.2%), the sixth consecutive year of increase in this key indicator of marketing investment, despite the continuing acquisition of lower marketing to sales ratio businesses.

Capital expenditure in 2002 was £279 million (2001: £240 million), an increase of 16% over the level of expenditure in 2001. The Group continued to implement a major project to standardise business systems and processes (Project PROBE) using an SAP platform. This project was a significant contributor to the increased level of capital expenditure in 2002. The Group also carried out specific projects to increase production capacity in Mott’s, Schweppes Spain and Cadbury Trebor Bassett. All these projects were funded from internal resources.

Accounting Policy Changes
There have been no new Financial Reporting Standards adopted in this financial year.

The Group has adopted for UK reporting purposes recently issued US pronouncements on classification of certain sales incentives and marketing promotion programmes as a reduction to turnover, rather than as a trading expense. The pronouncements adopted were EITF 00-14, EITF 00-25 and EITF 01-09. The impact of adoption has been to reduce reported turnover by approximately 10% but with no effect on operating profit or net earnings. Comparative turnover figures have been restated for 2001 by £559 million.

Group Balance Sheet at 29 December 2002

	2002	2001
	£m	£m

Fixed Assets
Intangible assets and goodwill	3,919	3,721
Tangible assets, associates and investments	1,896	1,764

	5,815	5,485

Current Assets	2,052	1,940
Creditors: amounts falling due within one year	(2,585)	(2,389)

Net Current Liabilities	(533)	(449)

Total Assets less Current Liabilities	5,282	5,036

Non-Current Liabilities
Creditors: amounts falling due after more than one year	(1,577)	(1,461)
Provisions for liabilities and charges	(419)	(392)

Net Assets	3,286	3,183

Total Shareholders’ Funds	3,020	2,880
Minority Interests	266	303

Total Capital Employed	3,286	3,183

Net borrowings	1,846	1,637

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Summary Financial Review and Financial Statements

Capital Structure and Resources
During 2002 the Group’s market capitalisation decreased by nearly £1.2 billion to £7.9 billion, due to a 63 pence decrease in the share price during the year to 382 pence at 29 December 2002 (445 pence at 30 December 2001). Net borrowings rose during the year from £1,637 million at the end of 2001, to £1,846 million at the end of 2002, representing 23% of total market capitalisation.

Movements in Shareholders’ Funds

	2002	2001
	£m	£m

Shareholders’ Funds at beginning of year	2,880	2,545
Profit retained for the Financial Year	318	320
Currency translation differences	(217)	–
Writedown on previously revalued assets	–	(3)
Goodwill written back on disposal of subsidiary	13	–
New share capital subscribed	26	18

Net increase in Shareholders’ Funds	140	335

Shareholders’ Funds at end of year	3,020	2,880

The summary financial statements on pages 28 to 34 and the amounts disclosed relating to Directors’ remuneration on pages 26 and 27 were approved by the Board of Directors on 3 March 2003 and signed on its behalf by D C Bonham and D J Kappler.

The Auditors’ opinion on the full financial statements was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) Companies Act 1985.

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Independent Auditors’ Statement to the Members of Cadbury Schweppes plc

We have examined the Summary Financial Statement which includes the Summary Report of the Directors, Summary Report on Directors’ Remuneration and Summary Financial Review and Financial Statements.

This report is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose.

Respective Responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the full Financial Statements, the Report of the Directors and the Report on Directors’ Remuneration, as contained in the Report & Accounts and Form 20-F, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of Opinion
We conducted our work in accordance with bulletin 1999/6 The Auditors’ Statement on the Summary Financial Statement issued by the United Kingdom Auditing Practices Board.

Opinion
In our opinion, the Summary Financial Statement is consistent with the full Financial Statements, the Report of the Directors, and the Report on Directors’ Remuneration of Cadbury Schweppes plc for the year ended 29 December 2002 and the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London
3 March 2003

This Annual Review and Summary Financial Statement is only a summary of information in the Report & Accounts and Form 20-F of Cadbury Schweppes plc. It does not contain sufficient information to allow as full an understanding of the results and state of affairs of Cadbury Schweppes plc as would be provided by the Report & Accounts and Form 20-F which contain more detailed information. Members who wish to elect to obtain, free of charge, the Company’s Report & Accounts and Form 20-F instead of the Annual Review and Summary Financial Statement for 2002 or for all future years, should contact the Company’s Registrars, the address for whom is on page 39.

2002 Annual Review Cadbury Schweppes 35

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US GAAP Information

Summary of significant UK GAAP to US GAAP differences

All UK to US GAAP differences applicable to the Group are explained in Note 31 in the Report & Accounts and Form 20-F. There are three major differences between UK and US GAAP that are highlighted below.

(a)	Under UK GAAP goodwill is amortised over 20 years. Under US GAAP goodwill is not amortised for 2002 onwards, but is reviewed for impairment annually.
(b)	Under UK GAAP hedge accounting is adopted to account for commodity and financial instrument hedges. For US GAAP purposes the Group has not designated its commodity and financial instruments as hedges, and all profits and losses on hedges are recorded in the profit and loss account annually.
(c)	Under UK GAAP, the costs of providing pension benefits may be calculated by the use of a recognised actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under US GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate (being the rate of interest at which pension liabilities could be effectively settled) which reflects current market rates.

Effects on profit of differences between UK and US generally accepted accounting principles

	2002	2001	2000
	£m	£m	£m

Profit for the Financial Year from continuing operations, net of tax (per UK GAAP)	548	542	496
US GAAP adjustments:
Amortisation of goodwill and intangibles	53	(109)	(102)
Restructuring costs	(1)	(1)	9
Interest capitalised	6	7	5
Depreciation of capitalised interest	(2)	(2)	(2)
Pension costs	10	9	7
Disposal gain adjustments	7	–	(22)
Derivatives – Impact of transition adjustment	1	41	–
Derivatives	(9)	(12)	–
SAYE/LTIP	4	(4)	(9)
Other items	–	3	(3)
Taxation on above adjustments	(4)	(11)	–
Deferred taxation	(48)	15	4

Profit for the Financial Year from continuing
operations, net of tax, before cumulative effect
of a change in accounting principle	565	478	383

Cumulative effect on prior years (to 31 December
2000) of implementation of SFAS 133, net of tax	–	15	–

Profit for the Financial Year from continuing
operations, net of tax, (per US GAAP)	565	493	383

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Earnings per ADR under US GAAP

	2002	2001	2000
	£ per ADR	£ per ADR	£ per ADR

Total earnings per ADR (before cumulative
effect of accounting change)
Basic	1.13	0.95	0.77
Diluted	1.12	0.94	0.76

Total earnings per ADR (after cumulative
effect of accounting change)
Basic	1.13	0.98	0.77
Diluted	1.12	0.97	0.76

	2002	2001	2000
	million	million	million

Average number of ADRs – Basic	501	501	500
Average number of ADRs – Diluted	504	507	505

Cumulative effect on Shareholders’ Funds of differences between UK and US generally accepted accounting principles

	2002	2001	2000
	£m	£m	£m

Shareholders’ Funds per UK GAAP,	3,020	2,880	2,545
Goodwill and intangibles
– cost	1,510	1,618	1,527
– accumulated amortisation	(648)	(749)	(631)
Recognition of additional minimum pension liability	(113)	–	–
Pension costs	(19)	(15)	(33)
Interest capitalisation
– cost	105	99	92
– accumulated depreciation	(84)	(81)	(80)
Property revaluations	(59)	(59)	(62)
Dividends	161	153	146
Derivatives	19	98	–
Other items	2	(1)	2
Taxation on above adjustments	32	25	(4)
Deferred taxation	(57)	(42)	37
Shares held in Employee Trust	(226)	(240)	(153)
Shareholders’ Funds before cumulative effect of
a change in accounting principle	3,643	3,686	3,386

Cumulative effect on prior years
(to 31 December 2000) of implementation
of SFAS 133	–	(56)	–

Shareholders’ Funds per US GAAP	3,643	3,630	3,386

2002 Annual Review Cadbury Schweppes 37

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Shareholder Information

Registered Office and Group Headquarters
25 Berkeley Square
London W1J 6HB UK
Registered in England and Wales No. 52457

Group Secretary
M A C Clark

Financial Calendar

	Final Dividend for 2002	Interim Dividend for 2003
Ordinary shares
Announcement of results	12 February 2003	23 July 2003
Ex-dividend date	23 April 2003	17 Sept 2003
Record date	25 April 2003	19 Sept 2003
Dividend payment	23 May 2003	17 October 2003

The Annual General Meeting of the Company is on 8 May 2003.

Dividends
The interim dividend for 2002 of 3.50 pence per ordinary share was paid on 18 October 2002. The final dividend for 2002 of 8.00 pence per ordinary share was recommended by the Directors on 12 February 2003 and, subject to approval at the Annual General Meeting, will be paid on 23 May 2003 to ordinary shareholders on the register at the close of business on 25 April 2003.

The final dividend will be paid to ADR holders on 2 June 2003.

For 2001 and earlier years, the interim dividend was paid in November. From 2002 onwards, interim dividends will be paid one month earlier in October. The dividends for holders of ADRs are normally paid by the Depositary one week after the dividend is paid to ordinary shareholders.

Dividends Payable in Foreign Currencies
Shareholders who were registered on the Australian Register, when it closed on 29 September 2000, will continue to receive their dividends in Australian dollars, unless they have notified Lloyds TSB Registrars that they wish to receive dividends in sterling.

In addition, the Registrars are now able to pay dividends in 35 foreign currencies. This process is called “TAPS” and there is a cost of £2.50 deducted from each dividend payment to cover the costs involved.

Please contact the Registrars to request further information or visit our website at www.cadburyschweppes.com/investor

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Dividend Payments Directly into Bank/Building Society Accounts
Dividends for shareholders are paid through “BACS” and can be paid directly into a UK bank or building society account with the tax voucher sent direct to the shareholder’s registered address. Dividends in foreign currencies have to be paid directly into a bank or building society account. Please contact the Registrars for a dividend mandate form.

Dividend Reinvestment Plan
A Dividend Reinvestment Plan (“DRIP”) is in operation. The DRIP enables shareholders to apply the whole of their cash dividends to buy additional ordinary shares in the Company in the market at competitive dealing rates. Full details of the DRIP can be obtained from the Registrars or from our website at www.cadburyschweppes.com/investor. Completed Application Forms for the DRIP, to apply to the final dividend 2002, must be returned to the Registrars by 1 May 2003.

Registrars
The Company’s share register is maintained by Lloyds TSB Registrars. All communications should be addressed to:

The Registrar
Cadbury Schweppes plc, Lloyds TSB Registrars, The Causeway, Worthing,
West Sussex, BN99 6DA, UK
Telephone: 0870 600 3959/(44) 121 415 7036

Please include your reference number, which starts with 0303, as detailed on the dividend tax voucher. At the moment instructions cannot be given by e-mail.

The Registrars should be notified in writing of changes to name or address, loss of a share certificate or dividend warrant or a change to or notification of a dividend mandate. Shareholders with more than one account, arising from inconsistencies in name or address details, may avoid receipt of duplicate mailings by asking the Registrars to amalgamate their holdings.

Information about the Registrars is available at www.lloydstsb-registrars.co.uk and up-to-date information about current holdings on the Register is also available at www.shareview.co.uk. Shareholders will need their reference number, as detailed above, to obtain access.

2002 Annual Review Cadbury Schweppes 39

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Low Cost Share Dealing Service
Hoare Govett Limited operates a Low Cost Share Dealing Service in the ordinary shares of the Company, which enables individual investors to buy or sell certificated shareholdings in a simple, economic manner. The basic commission is 1% of the value of the transaction with a minimum charge of £10. This is a postal service. Transactions are executed and settled by Pershing Securities Limited. Settlement is in sterling only. The service is subject to the detailed terms and conditions set out in the Hoare Govett leaflet, which can be obtained by telephoning 020 7678 8300 or by writing to:

Hoare Govett Limited
250 Bishopsgate, London, EC2M 4AA, UK

ShareGift
Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Registrars. Further information about ShareGift is available at www.sharegift.org or by writing to:

ShareGift
The Orr Mackintosh Foundation, 24 Grosvenor Gardens, London, SW1W 0DH, UK
Telephone: 020 7337 0501

American Depositary Receipts
Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank as depositary. Each ADS represents four ordinary shares.

The ADR Depositary is JPMorgan Chase Bank and shareholder enquiries may be directed to:
JPMorgan Chase Bank, ADR Service Center, PO Box 43013,
Providence, RI 02940-3013, USA
Telephone: (781) 575 4328
www.adr.com

Global Invest Direct
Global Invest Direct (“GID”) is a program established by JPMorgan Chase Bank to provide a convenient and economical way for investors to increase their ADR investment in the Company.

Further information about GID may be obtained from JPMorgan Chase Bank:
Freephone: #1 800 428 4237 (US only) or at the address above. For calls from outside the US dial 1 781 575 4328.

40 Cadbury Schweppes Annual Review 2002

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Form 20-F
A Form 20-F has been filed with the Securities and Exchange Commission (“SEC”) in Washington DC. The Form 20-F is available for public inspection and a copy is available to view on the Company’s web-site, www.cadburyschweppes.com. Alternatively, you may obtain a hard copy from the New York office of JPMorgan Chase Bank.

Forward Looking Statements
Forward looking statements, within the meaning of Section 21E of the US Securities Exchange Act of 1934, are made throughout this Annual Review and Summary Financial Statement. Forward looking statements are based on management’s current views and assumptions, and involve risks and uncertainties that could significantly affect expected results. For example, results may be affected by external factors such as: international economic and political conditions (including worsening economic conditions in countries in which the Group has operations); currency rate fluctuations; actions of competitors, certain of which have resources greater than the Group; changes in laws and regulations, including changes in accounting standards; fluctuations in the cost of funding retirement benefits; difficulties in obtaining governmental approval for intended acquisitions or disposals; distributor and licensee relationships and actions; consumer demand and acceptance of new products; effectiveness of spending and marketing programmes; fluctuations in the cost and availability of raw materials; and unusual weather patterns.

Comparative Statements
In this Annual Review and Summary Financial Statement, the Company makes certain statements with respect to its market position, or its products or brands market position, in comparison to third parties.These statements are based on independent sources, such as Euromonitor.These statements are accurate to the best knowledge and belief of the Company.

© Cadbury Schweppes plc 2003

The Company’s commitment to environmental issues has been reflected in the production and despatch of this Annual Review and Summary Financial Statement. The cover and text paper is Mega matt, manufactured in Germany. Mega matt is a coated paper which has Nordic Swan environmental accreditation. It comprises 50% totally chlorine-free pulps from plantation forests, generally using forest thinnings, offcuts and surplus timber, and 50% recycled and de-inked fibres from pre- and post-consumer waste, without using chlorine in the de-inking process. The inks, with the exception of the gold metallic ink on the cover, are all soya based. The polywrap in which this Annual Review and Summary Financial Statement has been despatched to shareholders is totally degradable.

Photography: Chris Knaggs, Marcus Lyon. Designed by Addison Corporate Marketing Limited.
Typeset by Asset Graphics. Printed in England at St Ives Westerham Press.

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